UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to the Report on Form 6-K, which report was initially furnished to the Securities and Exchange Commission on March 11, 2024 (the “Original 6-K”), is being furnished to correct certain financial information provided in the Fiscal Year 2023 Business Report of MEDIROM Healthcare Technologies Inc. (the “Company”), which is attached as Annex A to the notice of convocation of the Company’s 24th Ordinary General Meeting of Shareholders (the “Notice of Convocation”) that is included as Exhibit 99.1 to the Original 6-K.

The Company is issuing a notice of correction (the “Notice of Correction”) on March 15, 2024 which details the corrections and provides a corrected version of the table in which the corrected financial information appears. In accordance with the rules and regulations of the Japanese Companies Act, on March 15, 2024, the Company is sending the Notice of Correction to the holders of the Company’s common shares who received the original Japanese Notice of Convocation. A copy of the Notice of Correction in English is being furnished herewith as Exhibit 99.4 and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.4	Notice Correcting Certain Financial Information in Fiscal Year 2023 Business Report, Annex A to Notice of Convocation of the 24th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer